[Letterhead of Sullivan & Cromwell LLP]

VIA EDGAR

July 3, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Attention: Matthew Crispino and Mitchell Austin

100 F Street, N.E.

Washington, D.C. 20549

Re:	AST SpaceMobile, Inc.
Registration Statement on Form S-3
Filed: June 11, 2024
File No. 333-280110

Ladies and Gentlemen:

On behalf of our client, AST SpaceMobile, Inc. (the “Company”), we are filing this letter in response to the written comments provided by the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in a letter, dated June 26, 2024, regarding the Company’s Registration Statement on Form S-3, filed June 11, 2024 (“Form S-3”).

On behalf of the Company, we have set forth below the Company’s responses to the Staff’s comments. The responses and information below are based on information provided to us by the Company. To facilitate the Staff’s review, we have included in this letter the caption and comment from the Staff’s comment letter in bold text and have provided the Company’s response immediately following each comment. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Form S-3.

Registration Statement on Form S-3

Selling Stockholder, page 12

1.	Please disclose the specific transactions that occurred on March 4, 2024 related to the Antares Reorganization. Please disclose if there were any agreements between the company, Antares and Invesat regarding the Antares Reorganization and, if so, file the agreements as exhibits or tell us why this is not required. Finally, in regard to the shares of Class A common stock issued to Antares, disclose the section of the Securities Act or rule under which an exemption from registration was claimed and state briefly the facts relied upon to make the exemption available.

Response: The Company acknowledges the Staff’s comment and in response thereto has amended the disclosure on page 12 to clarify that the Antares Reorganization was done pursuant to Section 11.8 of the Fifth Amended and Restated Limited Liability Company Operating Agreement of AST& Science, LLC, dated as of April 6, 2021 (the “Operating Agreement”). The Company respectfully advises the Staff that the Operating Agreement was previously filed as Exhibit 10.5 to the Company’s Current Report on Form 8-K filed with the SEC on April 12, 2021. Under Section 11.8 of the Operating Agreement, the Company was required to work together in good faith with the requesting member, Invesat LLC, to structure a Blocker Merger Transaction (as defined in the Operating Agreement). In connection with the Antares Reorganization, AST SpaceMobile Holdings II, LLC and AST SpaceMobile Holdings, LLC, each a Delaware limited liability company that is treated as a disregarded entity of the Company, entered into an Agreement and Plan of Merger with Invesat LLC, Antares Technologies LLC and Hackney Capital Ventures LTD (the “Merger Agreement”). The Company determined that the Merger Agreement is not material and need not be filed under Item 601(b)(10) of Regulation S-K. However, the Company respectfully advises the Staff that the Merger Agreement was previously filed as Exhibit 99.8 to the Schedule 13D/A filed by Invesat LLC on March 6, 2024.

With respect to the shares of Class A common stock issued to Antares in connection with the Antares Reorganization, the Company respectfully advises the Staff that it relied upon the exemption from registration provided by Section 4(a)(2) of the Securities Act because the Company determined that the issuance did not involve a public offering.

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If you have any questions or require additional information in connection with the filing, please do not hesitate to contact the undersigned at (212) 558-1689 or at fishmanj@sullcrom.com.

Very truly yours,

/s/ Jared M. Fishman
Jared M. Fishman

cc:	Andrew M. Johnson, AST SpaceMobile, Inc.
cc:	James M. Shea Jr., Sullivan & Cromwell LLP
cc:	Danielle N. McKenna, Sullivan & Cromwell LLP

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